UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

AVANIR PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 11, 2014, Jesus Varela, Director of Human Resources of Avanir Pharmaceuticals, Inc. (“Avanir”), distributed the following email to employees of Avanir:

Avanir Pharmaceuticals, Inc. - Employee Questions and Answers

General Information

We appreciate and understand the team’s desire for on-going communication and information in connection with the announcement of the Company entering into a definitive agreement with Otsuka Pharmaceutical Co., Ltd. While we are not able to answer every question at this time, we will attempt to answer as many and as frequently as we can, and we are committed to transparency and communication during the process. Our focus during this period should be to maintain the momentum of our business and continue the value creation that we have established. It is very important that we all remain focused on operating our business and continue to provide first-rate service and support to our patients and customers.

Employee Questions

1.	How will the transaction with Otsuka affect the employees of Avanir?

Avanir and Otsuka will continue to operate as separate, independent entities prior to the closing of the transaction, and Avanir will continue its normal business activities. You will continue reporting to your current manager and your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

After the closing of the transaction, Avanir will no longer be a public company, however it will continue to operate under its current structure as an independent subsidiary of Otsuka America, Inc. Avanir will partner with Otsuka in the U.S. to further enhance its development and commercialization efforts in central nervous system (CNS)-related disorders.

Our first priority during this period is that each company ensures that there are no disruptions to either business during this period. Our job is to assure that our customers continue to receive the highest possible standards of service and support.

2.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will be entitled to payment of regular wages earned and vested equity awards through your termination date, but you will not be entitled to any unvested equity awards.

3.	What happens to my stock options?

Each stock option that is outstanding as of the closing of the transaction will automatically be accelerated in full, and will be cancelled, terminated and converted into the right to receive a cash payment. The cash payment will be determined by multiplying: (1) the aggregate number of shares of Avanir common stock that were issuable upon exercise of such stock option immediately prior the closing of the transaction, and (2) the offer price of $17.00 per share, less any exercise price per share.

Any stock option that has a per share exercise price that is equal to or greater than the offer price of $17.00 per share will be cancelled without any cash payment upon the closing of the transaction.

For acceleration and cash-out to occur, no action on your part is needed. The cash payment will be made to you through the Company’s payroll, and will be net of any applicable withholding taxes. The payment will be made no later than the regularly-scheduled payroll date following the third business day after the closing.

If you leave the Company for any reason before the closing of the transaction, all of your unvested options will immediately terminate. All of your options that have vested as of your separation date may continue to be exercisable following your last day of employment in accordance with their terms, and if the transaction closing date occurs during any period during which your options remain outstanding, your vested options will be cancelled, terminated and converted into the right to receive a cash payment as indicated above.

You may also exercise your vested stock options as outlined below in Question 4.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation. Avanir representatives will not provide tax advice to employees.

4.	What happens if I exercise my currently vested stock options before the transaction is effective?

You may exercise your vested stock options in accordance with our normal procedures for exercising options, which require pre-clearance. If you are planning to sell your shares, including doing a same-day sale, you may do so only in an open trading window and so long as you are not in possession of material non-public information and follow our procedures for selling. Our trading window is currently closed and expected to remain closed until the consummation of the transaction. Although we typically open the trading window for most employees two business days after the public release of earnings data for the fourth quarter of 2014, given our recent announcement, the trading window will remain closed until further notice.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation. Avanir representatives will not provide tax advice to employees.

5.	What happens to my restricted stock unit awards?

Each restricted stock unit award (either time-based vesting or performance-based vesting) that is outstanding as of the closing of the transaction will automatically be accelerated in full, and will be cancelled, terminated and converted into the right to receive a cash payment. The cash payment will be determined by multiplying: (1) the aggregate number of shares of Avanir common stock that were issuable upon settlement of such award immediately prior to the closing of the transaction, and (2) the offer price of $17.00 per share.

For acceleration and cash-out to occur, no action on your part is needed. The cash payment will be made to you through the Company’s payroll, and will be net of any applicable withholding taxes. The payment will be made no later than the regularly-scheduled payroll date following the third business day after the closing.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation. Avanir representatives will not provide tax advice to employees.

6.	What happens to the Avanir shares that I own?

As of the date of this communication, the Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender your Avanir shares in exchange for the offer price of $17.00 per share, without interest, which amount will not be paid until the satisfaction of the various conditions to the Tender Offer and following the expiration of the Tender Offer period.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation. Avanir representatives will not provide tax advice to employees.

7.	What will happen to my benefits? If I continue employment with Otsuka, will my compensation and benefits package be the same as the package I currently have?

The existing Avanir benefit plans will continue at least through the closing of the transaction. Under the terms of the merger agreement, Otsuka has agreed for a period of 12 months after the closing to provide continuing employees with compensation and benefits that are no less favorable in the aggregate than the compensation and benefits provided immediately prior to the closing of the transaction.

Business Operations

1.	How does the transaction with Otsuka affect my current and future work?

Avanir will continue, prior and following the closing of the transaction, with its normal business activities including the execution of planned programs and recruitment of open positions as approved in the budget for the 2015 fiscal year.

2.	What may I say to vendors, partners, suppliers and others that I have contact with in the normal course of business? What may I say if they ask about the future of the Aliso Viejo office?

For those people that you are in contact with during the normal course of business, you can refer to the press release that was distributed to all employees and is also available on our company website. You may only communicate that we will not know any further information until the closing of the transaction and that any updated information will be posted on our corporate website periodically.

In regards to the Aliso Viejo office, our corporate headquarters will remain in Aliso Viejo.

3.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Ian Clements, Executive Director of Investor Relations and Corporate Communications.

4.	If I have additional questions, who can I ask?

We encourage you to speak with your manager or any member of the senior management team. For any benefit related questions, please ask a member of the HR team. For any equity related questions, please ask Stephanie Braun of the Finance department. We realize that you may have many questions over the coming weeks regarding such items as job function, compensation, employee benefits and post-closing activities. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Notice to Investors

The tender offer for all of the outstanding shares of common stock of Avanir (the “Offer”) has not yet commenced. This filing and the attached exhibits are not an offer to buy nor a solicitation of an offer to sell any securities of Avanir. The solicitation and the offer to buy shares of Avanir’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Otsuka Pharmaceutical Co. Ltd., a Japanese joint stock company (“Parent”) and Bigarade Corporation, a Delaware corporation (“Acquisition Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Avanir will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Avanir on Schedule 14D-9 and related materials with respect to the tender offer and the merger of Acquisition Sub with and into Avanir, with Avanir surviving as a wholly-owned subsidiary of Parent (the “Merger”) free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Avanir under the “Investors” section of Avanir’s website at www.avanir.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF AVANIR AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Avanir’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Avanir’s actual future results may differ materially from Avanir’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Avanir’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Avanir, including the risks detailed under “Risk Factors” and elsewhere in Avanir’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Acquisition Sub and the Solicitation/Recommendation Statement to be filed by Avanir in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Avanir undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.